Exhibit 2.5
DESCRIPTION OF AMERICAN DEPOSITARY SHARES
Depositary

We have appointed Citibank, N.A., or Citibank, as the depositary for the ADSs pursuant to a deposit agreement, or the Deposit Agreement. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013.

Provisions

ADSs represent ownership interests in securities that are on deposit with the depositary. ADSs may be represented by certificates that are commonly known as American Depositary Receipts, or ADRs. The depositary typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank, N.A., London Branch, located at 25 Canada Square, Canary Wharf, London, E14 5LB, United Kingdom.
The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read the Deposit Agreement and Form of ADR. The Deposit Agreement has been filed with the Securities and Exchange Commission as an exhibit to the Annual Report on 20-F of which this Exhibit is a part.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. We and the depositary may agree to change the ADS-to-share ratio by amending the Deposit Agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the Deposit Agreement be vested in the beneficial owners of the ADSs. The depositary, the custodian and their respective nominees will be the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs will be able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary, and the depositary (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the Deposit Agreement.
If you become an owner of ADSs, you will become a party to the Deposit Agreement and therefore will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify our rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary. As an ADS holder you appoint the depositary to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New York law. However, our obligations to the holders of ordinary shares will continue to be governed by the laws of England and Wales, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. None of the depositary, the custodian, us or any of their or our respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations. You agree to comply with information requests from us pursuant to applicable laws, stock exchange rules and our articles of association. We may restrict transfers of ADSs and take other actions necessary to comply with any applicable ownership restrictions.
Holders will not be treated as one of our shareholders and will not have direct shareholder rights. The depositary will hold on the behalf of the holders the shareholder rights attached to the ordinary shares underlying the ADSs. Holders are able to exercise the shareholders rights for the ordinary shares represented by their ADSs through the depositary only to the extent contemplated in the Deposit Agreement. To exercise any shareholder rights not contemplated in the Deposit Agreement holders will need to arrange for the cancellation of their ADSs and become a direct shareholder.

The manner in which you own the ADSs (e.g., in a brokerage account versus as a registered holder, or as a holder of certificated versus uncertificated ADSs) may affect your rights and obligations, and the manner in which, and extent to which, the depositary’s services are made available to you.
Holders may hold your ADSs either by means of an ADR registered in your name, through a brokerage or safekeeping account, or through an account established by the depositary in your name reflecting the registration of uncertificated ADSs directly on the books of the depositary (commonly referred to as the direct registration system or DRS). The direct registration system reflects the uncertificated (book-entry) registration of ownership of ADSs by the depositary. Under the direct registration system, ownership of ADSs is evidenced by periodic statements issued by the depositary to the holders of the ADSs. The direct registration system includes automated transfers between the depositary and The Depository Trust Company, or DTC, the central book-entry clearing and settlement system for equity securities in the United States. If you decide to hold your ADSs through your brokerage or safekeeping account, you must rely on the procedures of your broker or bank to assert your rights as ADS owner. Banks and brokers typically hold securities such as the ADSs through clearing and settlement systems such as DTC. The procedures of such clearing and settlement systems may limit your ability to exercise your rights as an owner of ADSs. Please consult with your broker or bank if you have any questions concerning these limitations and procedures. All ADSs held through DTC will be registered in the name of a nominee of DTC. This summary description assumes you have opted to own the ADSs directly by means of an ADS registered in your name and, as such, we will refer to you as the “holder”. When we refer to “you”, we assume the reader owns ADSs and will own ADSs at the relevant time.
The registration of the ordinary shares in the name of the depositary or the custodian shall, to the maximum extent permitted by applicable law, vest in the depositary or the custodian the record ownership in the applicable ordinary shares with the beneficial ownership rights and interests in such ordinary shares being at all times vested with the beneficial owners of the ADSs representing the ordinary shares. The depositary or the custodian shall at all times be entitled to exercise the beneficial ownership rights in all deposited property, in each case only on behalf of the holders and beneficial owners of the ADSs representing the deposited property.
Dividends and Other Distributions
Holders generally have the right to receive the distributions we make on the securities deposited with the custodian. Your receipt of these distributions may be limited, however, by practical considerations and legal limitations. Holders of ADSs will receive such distributions under the terms of the Deposit Agreement in proportion to the number of ADSs held as of the specified record date, after deduction the applicable fees, taxes and expenses.
Distributions of Cash
Whenever we make a cash distribution for the securities on deposit with the custodian, we will deposit the funds with the custodian. Upon receipt of confirmation of the deposit of the requisite funds, the depositary will arrange for the funds received in a currency other than U.S. dollars to be converted into U.S. dollars and for the distribution of the U.S. dollars to the holders, subject to the laws and regulations of England and Wales. The conversion into U.S. dollars will take place only if practicable and if the U.S. dollars are transferable to the United States. The depositary will apply the same method for distributing the proceeds of the sale of any property (such as undistributed rights) held by the custodian in respect of securities on deposit.
The distribution of cash will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. The depositary will hold any cash amounts it is unable to distribute in a non-interest bearing account for the benefit of the applicable holders and beneficial owners of ADSs until the distribution can be effected or the funds that the depositary holds must be escheated as unclaimed property in accordance with the laws of the relevant states of the United States.
Distributions of Shares
Whenever we make a free distribution of ordinary shares for the securities on deposit with the custodian, we will deposit the applicable number of ordinary shares with the custodian. Upon receipt of confirmation of such deposit, the depositary will either distribute to holders new ADSs representing the ordinary shares deposited or modify the ADS-to-ordinary shares ratio, in which case each ADS you hold will represent rights and interests in the additional ordinary shares so deposited. Only whole new ADSs will be distributed. Fractional entitlements will be sold, and the proceeds of such sale will be distributed as in the case of a cash distribution.
The distribution of new ADSs or the modification of the ADS-to-ordinary shares ratio upon a distribution of ordinary shares will be made net of the fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. To pay such taxes or governmental charges, the depositary may sell all or a portion of the new ordinary shares so distributed.
No such distribution of new ADSs will be made if it would violate a law (e.g., the U.S. securities laws) or if it is not operationally practicable. If the depositary does not distribute new ADSs as described above, it may sell the ordinary shares received upon the terms described in the Deposit Agreement and will distribute the proceeds of the sale as in the case of a distribution of cash.
Distributions of Rights
Whenever we intend to distribute rights to purchase additional ordinary shares, we will give prior notice to the depositary and we will assist the depositary in determining whether it is lawful and reasonably practicable to distribute rights to purchase additional ADSs to holders.
The depositary will establish procedures to distribute rights to purchase additional ADSs to holders and to enable such holders to exercise such rights if it is lawful and reasonably practicable to make the rights available to holders of ADSs, and if we provide all the documentation contemplated in the Deposit Agreement (such as opinions to address the lawfulness of the transaction). You may have to pay fees, expenses, taxes and other governmental charges to subscribe for the new ADSs upon the exercise of your rights. The depositary is not obligated to establish procedures to facilitate the distribution and exercise by holders of rights to purchase new ordinary shares other than in the form of ADSs.
The depositary will not distribute the rights to you if:
•we do not timely request that the rights be distributed to you or we request that the rights not be distributed to you; or
•we fail to deliver satisfactory documents to the depositary; or
•it is not reasonably practicable to distribute the rights.
The depositary will sell the rights that are not exercised or not distributed if such sale is lawful and reasonably practicable. The proceeds of such sale will be distributed to holders as in the case of a cash distribution. If the depositary is unable to sell the rights, it will allow the rights to lapse.
Elective Distributions
Whenever we intend to distribute a dividend payable at the election of shareholders either in cash or in additional shares, we will give prior notice thereof to the depositary and will indicate whether we wish the elective distribution to be made available to you. In such case, we will assist the depositary in determining whether such distribution is lawful and reasonably practicable.
The depositary will make the election available to you only if it is reasonably practicable and if we have provided all the documentation contemplated in the Deposit Agreement. In such case, the depositary will establish procedures to enable you to elect to receive either cash or additional ADSs, in each case as described in the Deposit Agreement.
If the election is not made available to you, you will receive either cash or additional ADSs, depending on what a shareholder in England and Wales would receive upon failing to make an election, as more fully described in the Deposit Agreement.
Other Distributions
Whenever we intend to distribute property other than cash, ordinary shares or rights to purchase additional ordinary shares, we will notify the depositary in advance and will indicate whether we wish such distribution to be made to you. If so, we will assist the depositary in determining whether such distribution to holders is lawful and reasonably practicable.
If it is reasonably practicable to distribute such property to you and if we provide all the documentation contemplated in the Deposit Agreement, the depositary will distribute the property to the holders in a manner it deems practicable.

The distribution will be made net of fees, expenses, taxes and governmental charges payable by holders under the terms of the Deposit Agreement. To pay such taxes and governmental charges, the depositary may sell all or a portion of the property received.
The depositary will not distribute the property to you and will sell the property if:
•we do not request that the property be distributed to you or if we ask that the property not be distributed to you; or
•we do not deliver satisfactory documents to the depositary; or
•the depositary determines that all or a portion of the distribution to you is not reasonably practicable.
The proceeds of such a sale will be distributed to holders as in the case of a cash distribution.
Redemption
Whenever we decide to redeem any of the securities on deposit with the custodian, we will notify the depositary in advance. If it is practicable and if we provide all the documentation contemplated in the Deposit Agreement, the depositary will provide notice of the redemption to the holders.
The custodian will be instructed to surrender the shares being redeemed against payment of the applicable redemption price. The depositary will convert the redemption funds received in a currency other than U.S. dollars into U.S. dollars upon the terms of the Deposit Agreement and will establish procedures to enable holders to receive the net proceeds from the redemption upon surrender of their ADSs to the depositary. You may have to pay fees, expenses, taxes and other governmental charges upon the redemption of your ADSs. If less than all ADSs are being redeemed, the ADSs to be retired will be selected by lot or on a pro rata basis, as the depositary may determine.
Changes Affecting Ordinary Shares
The ordinary shares held on deposit for your ADSs may change from time to time. For example, there may be a change in nominal value, sub-division, cancellation, consolidation or any other reclassification of such ordinary shares or a recapitalisation, reorganisation, merger, consolidation or sale of assets of our company.
If any such change were to occur, your ADSs would, to the extent permitted by law and the Deposit Agreement, represent the right to receive the property received or exchanged in respect of the ordinary shares held on deposit. The depositary may in such circumstances deliver new ADSs to you, amend the Deposit Agreement, the ADRs and the applicable registration statement(s) on Form F-6, call for the exchange of your existing ADSs for new ADSs and take any other actions that are appropriate to reflect as to the ADSs the change affecting the ordinary shares. If the depositary may not lawfully distribute such property to you, the depositary may sell such property and distribute the net proceeds to you as in the case of a cash distribution.
Transfer, Combination and Split Up of ADRs
Holders are entitled to transfer, combine or split up your ADRs and the ADSs evidenced thereby. For transfers of ADRs, you will have to surrender the ADRs to be transferred to the depositary and also must:
•ensure that the surrendered ADR is properly endorsed or otherwise in proper form for transfer;
•provide such proof of identity and genuineness of signatures, and of such other matters contemplated in the Deposit Agreement, as the depositary deems appropriate;
•comply with applicable laws and regulations, including regulations imposed by us and the depositary consistent with the Deposit Agreement, the ADR and applicable law;
•provide any transfer stamps required by the State of New York or the United States; and
•pay all applicable fees, charges, expenses, taxes and other government charges payable by ADR holders pursuant to the terms of the Deposit Agreement, upon the transfer of ADRs.

To have your ADRs either combined or split up, you must surrender the ADRs in question to the depositary with your request to have them combined or split up, and you must pay all applicable fees, charges and expenses payable by ADR holders, pursuant to the terms of the Deposit Agreement, upon a combination or split up of ADRs.
Withdrawal of Ordinary Shares Upon Cancellation of ADSs
Holders are entitled to present your ADSs to the depositary for cancellation and then receive the corresponding number of underlying ordinary shares at the custodian’s offices. Your ability to withdraw the ordinary shares held in respect of the ADSs may be limited by legal considerations under the laws of the United States and England and Wales applicable at the time of withdrawal. To withdraw the ordinary shares represented by your ADSs, you will be required to pay to the depositary the fees for cancellation of ADSs and any charges and taxes payable upon the transfer of the ordinary shares. You assume the risk for delivery of all funds and securities upon withdrawal. Once cancelled, the ADSs will not have any rights under the Deposit Agreement.
If you hold ADSs registered in your name, the depositary may ask you to provide proof of identity and genuineness of any signature and such other documents as the depositary may deem appropriate before it will cancel your ADSs. The withdrawal of the ordinary shares represented by your ADSs may be delayed until the depositary receives satisfactory evidence of compliance with all applicable laws and regulations. Please keep in mind that the depositary will only accept ADSs for cancellation that represent a whole number of securities on deposit.
You will have the right to withdraw the securities represented by your ADSs at any time except as a result of:
•temporary delays that may arise because (1) the transfer books for the ordinary shares or ADSs are closed, or (2) ordinary shares are immobilised on account of a shareholders’ meeting or a payment of dividends;
•obligations to pay fees, taxes and similar charges; or
•restrictions imposed because of laws or regulations applicable to ADSs or the withdrawal of securities on deposit.
The deposit agreement may not be modified to impair your right to withdraw the securities represented by your ADSs except to comply with mandatory provisions of law.
Voting Rights
Holders generally have the right under the Deposit Agreement to instruct the depositary to exercise the voting rights for the ordinary shares represented by your ADSs. The voting rights of holders of ordinary shares are described in the section titled “Description of Share Capital and Articles of Association” in this prospectus.
At our request, the depositary will distribute to you any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the securities represented by ADSs. In lieu of distributing such materials, the depositary may distribute to holders of ADSs instructions on how to retrieve such materials upon request.
If the depositary timely receives voting instructions from a holder of ADSs, it will endeavour to vote the securities (in person or by proxy) represented by the holder’s ADSs as follows:
•In the event of voting by show of hands, the depositary will vote (or cause the custodian to vote) all ordinary shares held on deposit at that time in accordance with the voting instructions received from a majority of holders of ADSs who provide timely voting instructions.
•In the event of voting by poll, the depositary will vote (or cause the custodian to vote) the ordinary shares held on deposit in accordance with the voting instructions received from the holders of ADSs.
Note that our articles of association currently provide for all resolutions to be decided as a poll, not a show of hands. The depositary will not join in demanding a vote by poll.
Securities for which no voting instructions have been received will not be voted (except as otherwise contemplated in the Deposit Agreement). Please note that the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the securities on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
Fees and Charges
As an ADS holder, you will be required to pay the following fees under the terms of the Deposit Agreement:

Service	Fees
•Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)
Up to U.S. 5¢ per ADS issued
•Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADS(s)-to-ordinary share(s) ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled
•Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held
•Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held
•ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary
•Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred
•Conversion of ADSs of one series for ADSs of another series (e.g., upon conversion of Partial Entitlement ADSs for Full Entitlement ADSs, or upon conversion of Restricted ADSs (each as defined in the Deposit Agreement) into freely transferable ADSs, and vice versa).
Up to U.S. 5¢ per ADS (or fraction thereof) converted
As an ADS holder you will also be responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;

•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary and/or service providers (which may be a division, branch or affiliate of the depositary) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary, the custodian, or any nominee in connection with the ADR program.
ADS fees and charges for (i) the issuance of ADSs, and (ii) the cancellation of ADSs are charged to the person for whom the ADSs are issued (in the case of ADS issuances) and to the person for whom ADSs are cancelled (in the case of ADS cancellations). In the case of ADSs issued by the depositary into DTC, the ADS issuance and cancellation fees and charges may be deducted from distributions made through DTC, and may be charged to the DTC participant(s) receiving the ADSs being issued or the DTC participant(s) holding the ADSs being cancelled, as the case may be, on behalf of the beneficial owner(s) and will be charged by the DTC participant(s) to the account of the applicable beneficial owner(s) in accordance with the procedures and practices of the DTC participants as in effect at the time. ADS fees and charges in respect of distributions and the ADS service fee are charged to the holders as of the applicable ADS record date. In the case of distributions of cash, the amount of the applicable ADS fees and charges is deducted from the funds being distributed. In the case of (i) distributions other than cash and (ii) the ADS service fee, holders as of the ADS record date will be invoiced for the amount of the ADS fees and charges and such ADS fees and charges may be deducted from distributions made to holders of ADSs. For ADSs held through DTC, the ADS fees and charges for distributions other than cash and the ADS service fee may be deducted from distributions made through DTC, and may be charged to the DTC participants in accordance with the procedures and practices prescribed by DTC and the DTC participants in turn charge the amount of such ADS fees and charges to the beneficial owners for whom they hold ADSs. In the case of (i) registration of ADS transfers, the ADS transfer fee will be payable by the ADS Holder whose ADSs are being transferred or by the person to whom the ADSs are transferred, and (ii) conversion of ADSs of one series for ADSs of another series, the ADS conversion fee will be payable by the Holder whose ADSs are converted or by the person to whom the converted ADSs are delivered.
In the event of refusal to pay the depositary fees, the depositary may, under the terms of the Deposit Agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder. Certain depositary fees and charges (such as the ADS services fee) may become payable shortly after the closing of the ADS offering. Note that the fees and charges you may be required to pay may vary over time and may be changed by us and by the depositary. You will receive prior notice of such changes. The depositary may reimburse us for certain expenses incurred by us in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary agree from time to time.
Amendments and Termination
We may agree with the depositary to modify the Deposit Agreement at any time without your consent. We undertake to give holders of ADSs 30 days’ prior notice of any modifications that would materially prejudice any of their substantial rights under the Deposit Agreement. We will not consider to be materially prejudicial to your substantial rights any modifications or supplements that are reasonably necessary for the ADSs to be registered under the Securities Act or to be eligible for book-entry settlement, in each case without imposing or increasing the fees and charges you are required to pay. In addition, we may not be able to provide you with prior notice of any modifications or supplements that are required to accommodate compliance with applicable provisions of law.
You will be bound by the modifications to the Deposit Agreement if you continue to hold your ADSs after the modifications to the Deposit Agreement become effective. The deposit agreement cannot be amended to prevent you from withdrawing the ordinary shares represented by your ADSs (except as permitted by law).
We have the right to direct the depositary to terminate the Deposit Agreement subject to certain conditions. Similarly, the depositary may in certain circumstances on its own initiative terminate the Deposit Agreement. In either case, the depositary must give notice to the holders at least 30 days before termination. Until termination, your rights under the Deposit Agreement will be unaffected.
After termination, the depositary will continue to collect distributions received (but will not distribute any such property until you request the cancellation of your ADSs) and may sell the securities held on deposit. After the sale, the depositary will hold the proceeds from such sale and any other funds then held for the holders of ADSs in a non-interest-bearing account. At that point, the depositary will have no further obligations to ADS holders other than to account for the funds then held for the holders of ADSs still outstanding (after deduction of applicable fees, taxes and expenses).
In connection with the termination of the Deposit Agreement, the depositary may, but shall not be obligated to, independently and without the need for any action by us, make available to holders of ADSs a means to withdraw the ordinary shares and other deposited securities represented by their ADSs and to direct the deposit of such ordinary shares and other deposited securities into an unsponsored American depositary shares programme established by the depositary, upon such terms and conditions as the depositary may deem reasonably appropriate, subject however, in each case, to satisfaction of the applicable registration requirements by the unsponsored American depositary shares programme under the Securities Act, and to receipt by the depositary of payment of the applicable fees and charges of, and reimbursement of the applicable expenses incurred by, the depositary.
Books of Depositary
The depositary maintains ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the Deposit Agreement.
The depositary maintains in New York facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADSs. These facilities may be closed from time to time, to the extent not prohibited by law.
Limitations on Obligations and Liabilities
The deposit agreement limits our obligations and the depositary’s obligations to you. Please note the following:
•We and the depositary are obligated only to take the actions specifically stated in the Deposit Agreement without negligence or bad faith.
•The depositary disclaims any liability for any failure to carry out voting instructions, for any manner in which a vote is cast or for the effect of any vote, provided it acts in good faith and in accordance with the terms of the Deposit Agreement.
•The depositary disclaims any liability for any failure to determine the lawfulness or practicality of any action, for the content of any document forwarded to you on our behalf or for the accuracy of any translation of such a document, for the investment risks associated with investing in ordinary shares, for the validity or worth of the ordinary shares, for any tax consequences that result from the ownership of ADSs, for the credit-worthiness of any third party, for allowing any rights to lapse under the terms of the Deposit Agreement, for the timeliness of any of our notices or for our failure to give notice.
•We and the depositary will not be obligated to perform any act that is inconsistent with the terms of the Deposit Agreement.
•We and the depositary disclaim any liability if we or the depositary are prevented or forbidden from or subject to any civil or criminal penalty or restraint on account of, or delayed in, doing or performing any act or thing required by the terms of the Deposit Agreement, by reason of any provision, present or future of any law or regulation, or by reason of present or future provision of any provision of our Articles of Association, or any provision of or governing the securities on deposit, or by reason of any act of God or war or other circumstances beyond our control.
•We and the depositary disclaim any liability by reason of any exercise of, or failure to exercise, any discretion provided for in the Deposit Agreement or in our Articles of Association or in any provisions of or governing the securities on deposit.

•We and the depositary further disclaim any liability for any action or inaction in reliance on the advice or information received from legal counsel, accountants, any person presenting Shares for deposit, any holder of ADSs or authorised representatives thereof, or any other person believed by either of us in good faith to be competent to give such advice or information.
•We and the depositary also disclaim liability for the inability by a holder to benefit from any distribution, offering, right or other benefit that is made available to holders of ordinary shares but is not, under the terms of the Deposit Agreement, made available to you.
•We and the depositary may rely without any liability upon any written notice, request or other document believed to be genuine and to have been signed or presented by the proper parties.
•We and the depositary also disclaim liability for any consequential or punitive damages for any breach of the terms of the Deposit Agreement.
•No disclaimer of any Securities Act liability is intended by any provision of the Deposit Agreement.
•Nothing in the Deposit Agreement gives rise to a partnership or joint venture, or establishes a fiduciary relationship, among us, the depositary and you as ADS holder.
•Nothing in the Deposit Agreement precludes Citibank (or its affiliates) from engaging in transactions in which parties adverse to us or the ADS owners have interests, and nothing in the Deposit Agreement obligates Citibank to disclose those transactions, or any information obtained in the course of those transactions, to us or to the ADS owners, or to account for any payment received as part of those transactions.
As the above limitations relate to our obligations and the depositary’s obligations to you under the Deposit Agreement, we believe that, as a matter of construction of the clause, such limitations would likely to continue to apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred under the Deposit Agreement before the cancellation of the ADSs and the withdrawal of the ordinary shares, and such limitations would most likely not apply to ADS holders who withdraw the ordinary shares from the ADS facility with respect to obligations or liabilities incurred after the cancellation of the ADSs and the withdrawal of the ordinary shares and not under the Deposit Agreement.
In any event, you will not be deemed, by agreeing to the terms of the Deposit Agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In fact, you cannot waive our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder
Taxes
Holders or Beneficial Owners of ADSs are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs as provided for in the Deposit Agreement. We, the depositary and the custodian may deduct from any distribution the taxes and governmental charges payable by Holders and Beneficial Owners (as defined in the Deposit Agreement) of ADSs and may sell any and all property on deposit to pay the taxes and governmental charges payable by ADS holders. As a Holder or Beneficial Owner of ADSs, you will be liable for any deficiency if the sale proceeds do not cover the taxes that are due. Notwithstanding the foregoing, we expect to bear the cost of stamp duty or stamp duty reserve tax, if any, payable in respect of the issue of ordinary shares to the depositary in this offering.
The depositary may refuse to issue ADSs, to deliver, transfer, split and combine ADRs or to release securities on deposit until all taxes and charges are paid by the applicable Holder or Beneficial Owner (as defined in the Deposit Agreement) of ADSs. The depositary and the custodian may take reasonable administrative actions to obtain tax refunds and reduced tax withholding for any distributions on your behalf. However, you may be required to provide to the depositary and to the custodian proof of taxpayer status and residence and such other information as the depositary and the custodian may require to fulfil legal obligations. You are required to indemnify us, the depositary and the custodian for any claims with respect to taxes based on any tax benefit obtained for you.
Foreign Currency Conversion
The depositary will arrange for the conversion of all foreign currency received into U.S. dollars if such conversion is practical, and it will distribute the U.S. dollars in accordance with the terms of the Deposit Agreement.

You may have to pay fees and expenses incurred in converting foreign currency, such as fees and expenses incurred in complying with currency exchange controls and other governmental requirements.
If the conversion of foreign currency is not practical or lawful, or if any required approvals are denied or not obtainable at a reasonable cost or within a reasonable period, the depositary may take any of the following actions in its discretion:
•Convert the foreign currency to the extent practical and lawful and distribute the U.S. dollars to the ADS holders for whom the conversion and distribution is lawful and practical.
•Distribute the foreign currency to ADS holders for whom the distribution is lawful and practical.
•Hold the foreign currency (without liability for interest) for the applicable ADS holders.
Governing Law / Waiver of Jury Trial
The deposit agreement and the ADRs and ADSs will be interpreted in accordance with the laws of the State of New York. The rights of holders of ordinary shares (including ordinary shares represented by ADSs) are governed by the laws of England and Wales.
AS A PARTY TO THE DEPOSIT AGREEMENT, YOU IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, YOUR RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF THE DEPOSIT AGREEMENT OR THE ADRs AGAINST US AND/OR THE DEPOSITARY.
The deposit agreement provides that, to the extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the Deposit Agreement, including any claim under U.S. federal securities laws. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable in the facts and circumstances of that case in accordance with applicable case law. However, you will not be deemed, by agreeing to the terms of the Deposit Agreement, to have waived our or the depositary’s compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder.